UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

 SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2006.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 1-13045

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IRON MOUNTAIN INCORPORATED

745 ATLANTIC AVENUE
BOSTON, MASSACHUSETTS 02111

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:	10

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2006	11

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	12

Signatures	13

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Iron Mountain Companies 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Iron Mountain Companies 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of reporting for fully benefit responsive contracts to conform to Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans and, retrospectively, adjusted the 2005 financial statements for the change.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 25, 2007

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant-directed investments - at fair value:
Mutual funds	$136,010,091	$109,129,098
Pooled separate accounts	19,782,504	16,427,138
Iron Mountain stock fund	1,091,758	526,780
Brokerage account	448,970	308,667
Participant loans	6,076,573	5,263,896

Total investments	163,409,896	131,655,579

Contributions receivable:
Employer	230,733	1,290,024
Employee	696,537	684,932

Total contributions receivable	927,270	1,974,956

Total assets	164,337,166	133,630,535

LIABILITIES—Excess contributions payable	526,374	656,609

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	163,810,792	132,973,926

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	607,626	629,386

NET ASSETS AVAILABLE FOR BENEFITS	$164,418,418	$133,603,312

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

INVESTMENT ACTIVITY:
Interest and dividend income	$3,084,251
Net appreciation in fair value of investments	12,371,776

Total investment activity	15,456,027

CONTRIBUTIONS:
Participant	21,667,496
Employer	6,754,162
Participant rollover	2,061,719
Total contributions	30,483,377

Total additions	45,939,404

DEDUCTIONS:
Distributions to participants	(15,039,193)
Administrative expenses	(85,105)

Total deductions	(15,124,298)

NET INCREASE	30,815,106

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	133,603,312

End of year	$164,418,418

See notes to financial statements.

THE IRON MOUNTAIN COMPANIES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.       DESCRIPTION OF THE PLAN

The following description of The Iron Mountain Companies 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and the Summary Plan Description for more complete information.

General Information—The Plan is a defined contribution plan covering substantially all United States employees of Iron Mountain Incorporated and its affiliated participating companies (collectively, “Iron Mountain” or  the “Company”), as defined in the Plan document. Full-time employees age 18 or older are immediately eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration of the Plan—New York Life Trust Company is the Plan’s trustee, custodian, and record keeper (the “Trustee”). The Plan is administered by the Retirement Plan Committee, which is appointed by the Board of Directors of Iron Mountain.

Contributions—Participants can contribute an amount up to 25% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”). Effective January 1, 2006, the Plan was amended changing the Company’s discretionary matching contribution. During 2006, Iron Mountain made bi-weekly discretionary matching contributions based on the amount of participant contributions as follows: Iron Mountain matched 50% of non-highly-compensated employee participant’s contributions up to the first 5% of his or her compensation and 50% of highly-compensated employee participant’s contributions up to the first 4% of his or her compensation. At its discretion, Iron Mountain may change the amount of the matching contribution it will make. Effective July 1, 2005, the Company changed its policy of matching employee contributions quarterly to matching employee contributions bi-weekly.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Iron Mountain contributions into various investment options offered by the Plan. The Plan offers several mutual funds, a pooled separate account, common stock of Iron Mountain and a self-directed brokerage account, as investment options for participants. Participants can only invest up to 50% of their account balance in the self-directed brokerage account option and only 25% of new contributions into Iron Mountain common stock.

Benefit Vesting—Participants are fully vested in their pretax and rollover accounts. A participant’s Iron Mountain contributions, including allocated earnings/losses thereon, (“Iron Mountain Contribution Account”) becomes fully vested in the event of normal retirement, total and permanent disability or death while still employed.

Otherwise, vesting in the Iron Mountain Contribution Account is based on the following schedule:

Years of Vesting Service	Percentage

Less than 1 year	0%
1 year but less than 2 years	20
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 or more	100

Participant Loans—A participant may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, or up to 20 years if the purpose of the loan is to purchase a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the note. The interest rate on loans outstanding at December 31, 2006 ranged from 4.25% to 11.50%.

Forfeitures—Participants who terminate their employment with Iron Mountain or incur five consecutive breaks in service, as defined, forfeit the nonvested portion of their Iron Mountain Contribution Account. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $682,581 and $294,380, respectively, which will be used to offset future Iron Mountain contributions. During the year ended December 31, 2006, Iron Mountain contributions were reduced by $127,281 from non-vested forfeited amounts.

Payment of Benefits—Upon termination of participation due to death, disability, retirement or termination of employment, a participant may elect to receive an amount equal to the value of his or her vested account as a lump-sum amount. If termination results for any reason other than death and the value of a participant’s account exceeds $5,000, the participant may elect to postpone payment of the account until age 70½ years.

Administrative Expenses—All expenses incurred in operating the Plan may be paid by Iron Mountain. Fees not paid by Iron Mountain shall be paid by the Plan in accordance with the Plan document.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties - The Plan invests in various mutual funds, pooled separate accounts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. For the years ended December 31, 2006 and 2005, the Plan’s investments consisted of mutual funds, a pooled separate investment account, Iron Mountain common stock, a self-directed brokerage account and participant loans. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Iron Mountain common stock is recorded at quoted market prices. The self-directed brokerage account is recorded at the quoted market prices of the individual investments held in the brokerage account. Participant loans are valued at cost, which approximates fair value at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Management fees and operating expenses charged to the Plan for investments in the mutual funds, pooled separate account and self-directed brokerage account are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (“New York Life”). New York Life maintains the contributions in a pooled separate account, which is credited with earnings reflective of the investment experience of the pooled separate account’s underlying investments and charged for participant withdrawals and administrative expenses. The contract is recorded in the financial statements at fair value and adjusted to contract value as reported to the plan by New York Life Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Fair value of the contract is calculated by discounting the related cash flows based on the market value adjustment called for in the Plan’s agreement.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not fully withdraw from the account without incurring a penalty, unless the Plan sponsor provides twelve-months’ advance notice to New York Life. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. New York Life may not terminate the contract at any amount less than contract value.

New York Life is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rate may be reset not more frequently than daily and not less frequently than quarterly.  The interest crediting rate reflects the book yield on the separate account, adjusted to reflect amortization of any realized gains and losses.

The average yield and average crediting interest rates were approximately 4.35% and 4.69%, respectively for 2006 and 4.00% and 4.41%, respectively for 2005. The average yield is computed by dividing the annual earnings by the average fair value of the investment contract.  The average crediting interest rate represents the average of the beginning of the year and end of the year crediting interest rates of the pooled separate account.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is and has been presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

Payment of Benefits—Benefit payments to participants are recorded when paid. There are no amounts allocated to accounts of persons who have elected to withdraw from the Plan that have not yet been paid.

3.       INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2006	2005

American Funds The Growth Fund of America	$27,781,865	$23,236,259
Mainstay S&P 500 Index Fund I	21,197,234	17,988,555
New York Life Stable Value Fund	19,782,504	16,427,138
PIMCO Total Return Fund	18,320,614	15,320,983
TCW Galileo Value Opportunities Fund	17,550,059	15,106,665
Van Kampen Growth & Income Fund	15,587,504	14,091,397
Fidelity Advisor Diversified International Fund	14,372,845	9,942,169
MainStay Balanced Fund	9,495,828	8,496,169

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $12,371,776, as follows:

PIMCO Total Return Fund	$(113,029)
Mainstay S&P 500 Index Fund I	2,482,664
MainStay Balanced Fund	739,633
Van Kampen Growth & Income Fund	1,948,472
American Funds The Growth Fund of America	2,438,202
Davis New York Venture Fund	636,913
Oppenheimer Main Street Small Cap Fund	36,614
TCW Galileo Value Opportunities Fund	1,913,346
Victory Special Value Fund	583,046
Fidelity Advisor Diversified International Fund	1,702,263
Iron Mountain Stock Fund	3,652

Net appreciation of investments	$12,371,776

4.       FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) determined and informed Iron Mountain by a letter, dated January 25, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter, however, Iron Mountain and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.       TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, Iron Mountain has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would become 100% vested in their accounts.

6.       RECONCILIATION TO THE FORM 5500

The following is a reconciliation of the total investments per the financial statements to the Form 5500 at December 31:

	2006	2005

Total investments per the financial statements	$163,409,896	$131,655,579
Adjustments from fair value to contract value for fully benefit- responsive investment contracts	607,626	629,386
Less deemed distributions to participants	(10,554)	(9,250)

Total investments per the Form 5500	$164,006,968	$132,275,715

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2006	2005

Net assets available for benefits per the financial statements	$164,418,418	$133,603,312
Less deemed distributions to participants	(10,554)	(9,250)

Net assets available for benefits per the Form 5500	$164,407,864	$133,594,062

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2006:

Net increase in net assets available for benefits per the financial statements	$30,815,106
Plus deemed distributions to participants—prior year	9,250
Less deemed distributions to participants—current year	(10,554)

Net income per the Form 5500	$30,813,802

7.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The pooled separate account is managed by the Trustee, and therefore, these transactions qualify as parties-in-interest. Fees paid by the Plan to the Trustee were $85,105 for the year ended December 31, 2006.

At December 31, 2006 and 2005, the Plan held 37,718 and 17,754 shares, respectively, of Common Stock of Iron Mountain Incorporated, the sponsoring employer, with a fair market value of $1,039,494 and $499,716, respectively.  The fair market value of the Iron Mountain Incorporated Common Stock combined with nominal cash reserves at each period-end represent the Iron Mountain Stock Fund investment balance reported in the Statement of Net Assets Available for Benefits at December 31, 2006 and 2005. Participants direct their investment allocation and may elect to invest up to 25% of their contributions in Iron Mountain stock.

On December 7, 2006, Iron Mountain authorized and approved a three-for-two stock split effected in the form of a dividend on its common stock. The Company issued the additional shares of common stock resulting from this stock dividend on December 29, 2006 to all stockholders of record as of the close of business on December 18, 2006. The above share data has been adjusted for such stock split.

8.       VOLUNTARY CORRECTION PROGRAM

Iron Mountain discovered errors relating to its 2003 and 2004 ADP/ACP testing requirements, the calculation of matching contributions for 2003, 2004 and 2005 and the compensation used in calculating 401(k) and matching contributions.  The 2003 ADP/ACP testing error resulted in a failure to distribute excess contributions and excess aggregate contributions in an amount sufficient to satisfy those tests.  The 2004 ADP/ACP testing error resulted in an overdistribution of excess contributions and excess aggregate contributions.  The errors relating to matching contributions resulted in certain accounts being under or over matched, based on the participant’s contributions, and the error relating to compensation meant that the Plan’s definition of compensation was not consistent with the definition used in operation.

Iron Mountain filed a Voluntary Correction Program (VCP) submission with the IRS, which further details these matters and Iron Mountain’s proposal for correcting them.  The corrections were approved by the IRS on January 25, 2007, and the Company has implemented such corrections.

None of these items had a material impact on the Plan’s net assets available for benefits, and as a result of the VCP filing, Iron Mountain does not expect the errors to affect the Plan’s tax status.

9.       EXCESS CONTRIBUTIONS PAYABLE

Amounts contributed to the Plan from highly compensated employees in excess of the IRS-approved limit were $526,374 and $656,609 in 2006 and 2005, respectively. These amounts are reflected as excess contributions payable on the accompanying statements of net assets available for benefits. All such amounts will be refunded to the participants within the time allowed by the IRS.

******

SUPPLEMENTAL SCHEDULE as of december 31, 2006

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

		(c) Description of Investment,
(a) Identity	(b) Identity of Issue,	Including Maturity Date,
of Party	Borrower, Lessor	Rate of Interest, Par, or		(e) Current
Involved	or Similar Party	Maturity Value	(d) Cost	Value

		Investments - at fair value:

*	New York Life	Stable Value Fund	**	$19,782,504
	PIMCO	Total Return Fund	**	18,320,614
	Mainstay	Balanced Fund	**	9,495,828
	Mainstay	S&P 500 Index Fund I	**	21,197,234
	Van Kampen	Growth & Income Fund	**	15,587,504
	American Funds	The Growth Fund of America	**	27,781,865
	Davis	New York Venture Fund	**	5,188,375
	Oppenheimer	Main Street Small Cap Fund	**	542,289
	TCW Galileo	Value Opportunities Fund	**	17,550,059
	Victory	Special Value Fund	**	5,973,478
	Fidelity Advisor	Diversified International Fund	**	14,372,845
*	Iron Mountain	Stock Fund	**	1,091,758
	Brokerage Account		**	448,970
*	Participants	Loans to participants, with interest at rates of 4.25% to 11.50%, repayable through payroll deductions in various amounts through 2025, secured by underlying participant accounts	**	6,076,573

		TOTAL INVESTMENTS AT FAIR VALUE		163,409,896
		ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS		607,626
		LESS DEEMED DISTRIBUTIONS TO PARTICIPANTS		(10,554)
		TOTAL INVESTMENTS PER THE FORM 5500		$164,006,968

*    Party-in-interest.

**  Cost information is not required for participant-directed investments and therefore is not included.

Exhibit Index

Exhibit 23.1            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE IRON MOUNTAIN COMPANIES 401(k) PLAN

Date: June 28, 2007

	By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer